UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

Commission File Number: 001-40865

Wallbox N.V.

(Translation of registrant’s name into English)

Carrer del Foc, 68

Barcelona, Spain 08038

Tel: +34 930 181 668

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

EXPLANATORY NOTE

On January 19, 2023, Wallbox N.V. (the “Company”) released information regarding its cost reduction program. A copy of the Company’s press release is furnished hereto as Exhibit 99.1.

WALLBOX N.V. ANNOUNCES COST REDUCTION PROGRAM

On January 19, 2023, the Company announced that, as a result of disruptions in the global supply chains that have impacted delivery rates of electric vehicles, the Company is taking measures to reduce costs and better align its cost structure with the current demand environment.

Reductions will be balanced between operating and personnel expenses, impacting approximately 15% of the Company’s workforce. The Company expects the changes to result in annualized cost savings for 2023 of approximately €50 million.

In the fourth quarter of 2022, the Company also added more than €70 million in cash and availability under working capital lines.

Financial Disclosure Advisory

The historical financial results included in this Report on Form 6-K are unaudited and preliminary, and this Report on Form 6-K does not present all information necessary for an understanding of the Company’s financial condition as of December 31, 2022 and its results of operations for the three months and year ended December 31, 2022. The Company’s actual results may differ from the preliminary estimates above due to the completion of the Company’s year-end accounting procedures, including execution of the Company’s internal control over financial reporting, and audit of the Company’s financial statements for the year ended December 31, 2022 by the Company’s independent registered public accounting firm, which are ongoing.

Forward-Looking Statements

This Report on Form 6-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements contained in this Report on Form 6-K other than statements of historical fact should be considered forward-looking statements, including, without limitation, statements regarding the Company’s cost-saving initiatives and expected financial impact therefrom and the Company’s expected future financial performance. The words “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “”target,” will,” “would” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: Wallbox’s history of operating losses as an early stage company; the adoption and demand for electric vehicles including the success of alternative fuels, changes to rebates, tax credits and the impact of government incentives; Wallbox’s ability to successfully manage its growth; the accuracy of Wallbox’s forecasts and projections including those regarding its market opportunity; competition; risks related to health pandemics including those of COVID-19; losses or disruptions in Wallbox’s supply or manufacturing partners; impacts resulting from the conflict between Russia and Ukraine; risks related to macro-economic conditions and inflation; Wallbox’s reliance on the third-parties outside of its control; risks related to Wallbox’s technology, intellectual property and infrastructure; as well as the other important factors discussed and incorporated by reference under the heading “Risk Factors” in Wallbox’s Registration Statement, as amended, on Form F-3 (File No. 333-268792) filed on December 14, 2022, and as such factors may be updated from time to time in its other filings with the Securities and Exchange Commission (the “SEC”), accessible on the SEC’s website at www.sec.gov and the Investors Relations section of Wallbox’s website at

investors.wallbox.com. Any such forward-looking statements represent management’s estimates as of the date of this Report on Form 6-K. Any forward-looking statement that Wallbox makes in this Report on Form 6-K speaks only as of the date of such statement. Except as required by law, Wallbox disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

The information included this Report on Form 6-K under the heading “Wallbox N.V. Announces Cost Reduction Program” is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-263795), Registration Statement on Form F-3 (File No. 333-268347) and Registration Statement on Form F-3 (File No. 333- 268792), except for Exhibit 99.1 hereto, which shall not be deemed incorporated by reference into such registration statements.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Wallbox N.V. Press Release, dated January 19, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Wallbox N.V.

Date: January 19, 2023	By:	/s/ Enric Asunción Escorsa
Enric Asunción Escorsa
Chief Executive Officer